

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-Mail

Greg D. Smith
Vice President, Finance and Chief Financial Officer
Minefinders, Corporation Ltd.
2288 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

> **Re:** **Minefinders Corporation Ltd.**
> **Form 40-F**
> **Filed February 25, 2011**
> **File No. 001-31586**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant